FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


        HSBC HOLDINGS PLC - 2004 IFRS COMPARATIVE FINANCIAL INFORMATION

The European Union ('EU') requires that listed European companies prepare their 2005 financial statements in accordance with EU-endorsed International Financial Reporting Standards ('IFRS').

HSBC Holdings plc ('HSBC') will be conducting a conference call with analysts and fund managers on 5 July 2005 from 10:45am until 11:45am local time in London to discuss the contents of its '2004 IFRS Comparative Financial Information' document.

HSBC's '2004 IFRS Comparative Financial Information' document and a slide presentation will be available to download from HSBC's website shortly before the conference call by following this link: www.hsbc.com/hsbc/investor_centre/ financial-results.

Conference call details

The conference call will be hosted by Douglas Flint, Group Finance Director. It can be accessed by dialling:

UK:         +44 (0)20 8515 2306
US:         +1 303 262 2140
Hong Kong:  +852 3009 3050

A recording of the conference call will be available via archived webcast from HSBC's website shortly after the live event. It can be accessed by following this link: www.hsbc.com/2004_results_ifrs.

HSBC's results for the half-year ended 30 June 2005, prepared in accordance with EU-endorsed IFRS, will be announced on Monday, 1 August 2005.

Notes to editors:
1. Forward-looking statements
This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

2. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  1 July, 2005